Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

August 30, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Terra Tech Corp. (the “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed August 30, 2013
File No. 333-188477

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 14, 2013.  Amendment No. 5 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on August 30, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 4 to the Form S-1.

Registration Statement Fee Table

1. You indicate in your response to prior comment 2 that you have a public float of 72,398,917 shares of common stock. We note from your disclosure under “Security Ownership of Certain Beneficial Owners and Management” on page 47 that as of the date of your prospectus you had 86,861,780 shares of common stock outstanding and it appears from your disclosure in this section that 21,004,539 of those outstanding shares of common stock are held by the officers and directors identified in your table. If so, it would appear that as of the date of your prospectus you have a public float of at most 65,857,241 shares. Please show us how you calculated your public float and revise your registration statement fee table and disclosure as appropriate.

Company response:  As of August 28, 2013, the float had changed and now the Company has 92,973,395 shares of common stock issued.  The number of shares of common stock held by affiliates is 12,090,000.  The number of shares held by affiliates is calculated as follows:

Name	Number of Shares
Derek Peterson	900,000
Amy Almsteier	8,600,000
Michael A. Nahass	540,000
Ken VandeVrede	387,500
Michael James	300,000
Mike VandeVrede	387,500
Steve VandeVrede	387,500
Dan VandeVrede	287,500
Steven Ross	300,000
TOTAL	12,090,000

92,973,395 shares issued less 12,090,000 shares held by affiliates equals 80,883,395.  Accordingly, the Company has revised its disclosure on pages 9 and 47.

Financial Statements, page 50

2. Please revise to include updated financial statements and related disclosures in your filing as required by Rule 8-08 of Regulation S-X.

Company response:  The Company has updated its financial statements in response to the comment.

Item 16. Exhibit Index, page II-3

3. We note that you included Edible Garden Corp.’s audited financial statements within your filing. Please amend your filing to provide a currently dated and signed consent from Edible Garden Corp’s independent accountants prior to requesting effectiveness.

Company response:  The Company has included a currently dated and signed consent from Edible Garden Corp’s independent accountants.

Exhibit 99.2 Unaudited Pro Forma Combined Financial Statements of Terra Tech Corp. and Edible Garden Corp.

Notes to Consolidating Financial Statements-Pro Forma, page 6

4. We note your response to prior comment 12. Please revise your filing to include the purchase price allocation and related disclosures for the Edible Garden acquisition similar to those outlined in your response. Refer to the guidance in Topic 805-10-50 of the FASB Accounting Standards Codification.

Company response:  The Company has revised Note 1 (“Business Acquisition”) on page 6 of Exhibit 99.2 to state:

On April 24, 2013, the shareholders of the Company entered into a definitive agreement pursuant to which its shareholders exchanged common stock of Edible Garden Corp. for common stock of the Company.  Under the agreement the Company acquired the customer list. Under the terms of this agreement the Company paid 1,250,000 shares of common stock valued at $212,500.

The transaction was accounted for as a business acquisition. In accordance with generally accepted accounting principles, intangible assets are recorded at fair values as of the date of the transaction. The Company has preliminarily allocated the $212,500 consideration paid to the acquired assets as follows:

Cash	100
Intangible assets, customer list	212,400
Fair value acquired	$212,500

Intangible assets with estimated useful lives are amortized over a 5 year period.

Note 2. Assumptions in Consolidations, page 6

5. Further to the above, we note that you allocated $212,400 of the purchase price for this acquisition to a customer intangible list. Please respond to the following comments:

•
Giving consideration to the fact that Edible Gardens was formed just weeks before the transaction, revise the filing to explain the nature of the customer intangible list that you acquired. Provide additional details discussing how you determined the fair value of those customer list assets and also how you determined the useful life of this acquired asset.

Company response:  The Company has added the following text to Note 2 (“Assumptions in Consolidation”) to include the following:

The value that was assigned to the customer list from the purchase price of Edible Gardens was $212,400.  The total purchase price of Edible Gardens was $212,500 (1,250,000 common shares x market price of $0.17 per share).  Since Edible Gardens had $100 of cash in the bank, the balance had to be allocated between Intangible Assets - customer assets and goodwill.  The customer list is comprised of top quality grocery retailers, Shop Rite (Wakefern) and A & P which relationship was contributed to Edible Gardens on inception by the shareholders.  Since ShopRite has committed to purchase $10 million annually from Edible Gardens.  It was determined that the full $212,400 would be allocated to the Customer List and amortized over a five year term.  An annual review of the value of the customer list will be made each December to determine if an impairment charge is required.  Based on the future cash flows, $10 million in annual revenue, the value is fair and reasonable on the date of acquisition.

•
Please tell us and revise your filing to explain in more detail why you did not make any adjustments for the related amortization of this customer list within your pro forma condensed statement of operations for the year ended December 31, 2012 and for the three months ended March 31, 2013.

Company response:  The Company updated the pro formas for December 31, 2012 and added the period ended June 30, 2013 in response to this comment.

Amendment 2 to Form 8-K Filed on August 6, 2013

6. As applicable, please revise your pro forma combined financial statements included within this filing to address the comments issued in connection with your unaudited pro forma financial statements included within your Form S-1.

Company response:  The Company included in the Form S-1 the financial statements filed with its Quarterly Report on from 10-Q, filed with the Commission on August 19, 2013, in response to this comment.

Please contact the undersigned with any questions or comments.

Very truly yours, /s/ Thomas E. Puzzo Thomas E. Puzzo